VIA EDGAR

November 2, 2021

Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund
File Numbers 811-21767 & 333-259620

Alternative Investment Partners Absolute Return Fund STS

File Numbers 811-21831 & 333-259623

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Lithotomos:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding each Fund’s registration statement filed on Form N-2 on September 17, 2021 with the Securities and Exchange Commission. Below, we provide any responses to, or any supplemental explanations of, the comments from the Commission’s staff, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

ALL FUNDS

1.	Comment: Please discuss what, if any, crypto and/or digital assets the Funds have exposure to and provide the percentage of net assets that such crypto and/or digital assets comprise.

Response: The Funds do not have direct exposure to crypto or digital assets. The Alternative Investment Partners Absolute Return Fund does have indirect exposure to crypto or digital assets through its investments in underlying funds that represents less than 0.05% of Fund net assets.

2.	Comment: Please supplementally explain the increase in the Acquired Fund Fees and Expenses shown in the Summary of Fees and Expenses from the Acquired Fund Fees and Expenses shown in the last POS 8C filings.

Response: The increase in Acquired Fund Fees and Expenses is mainly attributed to a material increase in incentive fees due to favorable market conditions and a slight change to the portfolio mix of underlying investments.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Jonathan Gaines at (212) 641-5600. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo
- 2 -